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THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE, NOR A SOLICITATION OF AN
OFFER TO SELL THE SECURITIES.

                 NOTICE OF TERMINATION OF OFFER TO PURCHASE FOR CASH
        UP TO 186,000 SERIES 21 BENEFICIAL ASSIGNEE CERTIFICATES (THE "BACS")
            OF BOSTON CAPITAL TAX CREDIT FUND IV L.P. (THE "PARTNERSHIP")
         BY VALLEY CREEK CAPITAL, LLC, A DELAWARE LIMITED LIABILITY COMPANY
                                  (THE "PURCHASER")


The offer to purchase for cash up to 186,000 BACs held by the BAC Holders of the Partnership (the "BAC Holders") at $6.50 per BAC has been terminated due to regulatory requirements, which in the judgment of the Purchaser makes it inadvisable to purchase the BACs. All BACs tendered will be promptly returned to their owners.


                                     May 21, 1998